Exhibit 20

Report of Independent Registered Public Accounting Firm

To the Members of Armstrong-Americas I, LLC

Hinsdale, Illinois

We have audited the accompanying balance sheets of Armstrong-Americas I, LLC as of June 30, 2003, and the related consolidated statements of operations and cash flows, for each of the two years in the period ended June 30, 2003. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Armstrong Americas I, LLC as of June 30, 2003, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ Blackman Kallick Bartelstein LLP

Chicago, Illinois

November 14, 2003, except for Note I, as to which the date is March 15, 2004

ARMSTRONG-AMERICAS I, LLC

BALANCE SHEET

AS OF JUNE 30, 2003

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$423,944
Accounts receivable:
Trade	799,639
Retainer held by bank	80,826
Current portion of net investment in finance leases	5,950
Inventory	38,320
Prepaid expenses and other current assets	10,832

TOTAL CURRENT ASSETS	1,359,511

FIXED ASSETS
Leased equipment	7,202,671
Accumulated depreciation	(283,104)

TOTAL FIXED ASSETS	6,919,567

OTHER ASSETS
Due from APP	629,343
Net investment in finance leases less current portion	1,118,751
Deferred costs net of accumulated amortization	431,862

TOTAL OTHER ASSETS	2,179,956

TOTAL ASSETS	$10,459,034

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Accounts payable-trade	$1,161,614
Accounts payable-related party	$2,946,008
Accrued expenses and other	28,220
Notes payable-Interim construction loan	988,542
Current maturities of capital leases	449,829

TOTAL CURRENT LIABILITIES	5,574,213
LONG-TERM CAPITAL LEASE OBLIGATIONS	4,485,524

TOTAL LIABILITIES	10,059,737

MEMBERS’ EQUITY:
Original Investment	775,492
Cumulative earnings	623,805
Return of original investment to Members	(764,000)
Dividends paid	(236,000)

TOTAL MEMBERS’ EQUITY	399,297

TOTAL LIABILITIES AND MEMBERS’ EQUITY	10,459,034

See Accompanying Notes to Financial Statements.

ARMSTRONG-AMERICAS I, LLC

STATEMENTS OF OPERATIONS

	For the Years Ended June 30,
	2003	2002
Revenues provided by services	$12,939,372	$7,821,163
Costs of services	12,078,733	6,914,676

Gross Profit	860,639	906,487

Costs and Expenses:
Professional fees	95,289	127,434
Depreciation and amortization	268,967	204,769
General and administrative	71,125	101,957

Total Expenses	435,381	434,160

PROFIT FROM OPERATIONS	425,258	472,327

Other items:
Gain on disposition of asset	42,588	680
Interest income	46,472	35,290
Interest (expense)	(440,643)	(47,814)

TOTAL OTHER (EXPENSE) INCOME	(351,583)	(11,844)

NET PROFIT	$73,675	$460,483

See Accompanying Notes to Financial Statements.

ARMSTRONG-AMERICAS I, LLC

STATEMENTS OF CASH FLOWS

	Years Ended June 30,
	2003	2002
Cash flow from operating activities:
Net profit	$73,675	$460,483
Adjustments to reconcile net profit to net cash (used in) generated from operations:
Revenue net of interest expense remitted by lessees for capital lease obligations	(308,357)	0
Provision for depreciation and amortization	268,967	204,769
Decrease (increase) in accounts receivable	374,083	(778,919)
Decrease (increase) in inventory	56,953	0
Change in prepaid expenses and deferred items	(137,527)	(296,115)
Change in accounts payable trade	191,092	618,042
Change in accounts payable to related party	(934,422)	654,844
Change in accrued expenses and other, net	(90,381)	109,270

Total adjustments	(579,592)	511,891

Net cash (used in) generated from operations	(505,917)	972,374
Cash flow from investing activities:
Purchase of fixed assets	0	(4,206,188)
Loan to Member	(629,343)	0
Payments from lessees under finance leases net net of amortization of unearned income	21,418	0

Net cash (used in) investing activities	(607,925)	(4,206,188)

Cash flow from financing activities:
Proceeds from bank financings	1,548,601	3,667,365
Proceeds from related party borrowing	0	150,000
Repayment of debt to related party	(150,000)	0
Repayment of capitalized lease obligations	0	(44,290)
Distribution to Members	(500,000)	(150,000)

Net cash generated from financing activities	898,601	3,623,075

Net (decrease) increase in cash and cash equivalents	(215,241)	389,261
Cash and cash equivalents at beginning of year	639,185	249,924

Cash and cash equivalents at end of year	$423,944	$639,185

See accompanying Notes to Financial Statements

ARMSTRONG-AMERICAS I, LLC

NOTES TO FINANCIAL STATEMENTS

For the Years Ended June 30, 2003 and 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business

Armstrong-Americas I, LLC (the “LLC”) was formed in July 2000. The LLC is a special purpose joint venture between Americas Power Partners, Inc. (“APP”) and Armstrong Service, Inc. (“ASI”) a wholly-owned subsidiary of Armstrong International. The LLC is owned equally by both APP and ASI. See Note I.

The LLC was formed to develop, own and manage the assets that produce energy for several food processing plants that are owned by a large multi-national company.

The LLC designs and operates combined heat and power generation, waste heat recovery, thermal and electrically based cooling/refrigeration, steam, electric, chilled water distribution, energy storage, measurement, automation, process water treatment, wastewater treatment and pollution control.

Aspects of the LLC

The two current members of the LLC, APP and ASI, entered into and operate the LLC pursuant to a Limited Liability Agreement dated as of July 1, 2000 and as amended as of November 21, 2000 (the “Agreement”). By law, in a limited liability company, each member’s liability is limited to the capital it has invested in the company. Under the terms of the Agreement, both members have a 50% financial and voting interest in the LLC. The LLC is to exist for an undetermined period of time. Dissolution can occur only upon the unanimous written consent of all members. Under the terms of the Agreement, each member has appointed a manager to act on its behalf. The Agreement sets forth the various rights, obligations and duties that each member and manager has to the LLC. No manager or member has an exclusive duty to the LLC. Allocation of profits, losses and distributions is done in accordance with the Agreement. Should any member wish to sell its interest to a third party, all other members have the right of first refusal on any such transaction. The non-selling members can purchase the selling member’s interests on a basis pro rata to the capital accounts of the non-selling members. APP is responsible for the overall management of the LLC. ASI oversees the routine day-to-day activities at each plant site.

Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, and, as such, include amounts based on informed estimates and judgments of management. Changes in such estimates may affect amounts reported in future periods.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, all short-term investments in interest-bearing accounts and other instruments with an original maturity of three months or less are considered to be the equivalent of cash. The LLC maintains all its cash and cash equivalents in bank accounts which, at times, may exceed federally insured limits. The LLC has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash and cash equivalents.

Inventory

Inventory is valued at the lower of cost or market, using the first-in, first-out (FIFO) method.

Deferred Contract Costs

Initial direct costs associated with negotiating the LLC’s contracts are capitalized and amortized over the life of the respective agreements.

Revenue Recognition

The LLC has separate contracts for each plant whose assets the LLC owns and manages. Revenue is recognized as earned pursuant to energy service and utility requirements agreements as well as operations and maintenance agreements. The LLC evaluates the terms of these agreements individually to determine the applicable accounting treatment. Utilities and operations and maintenance revenue are recognized as they are earned. To the extent that these agreements provide for fixed minimum payments and terms, they are accounted for as leases. To the extent that an agreement provides for fixed minimum payments and terms that qualify as a capital lease as defined in Statement of Financial Accounting Standards No. 13, Accounting for Leases (SFAS 13”), the net investment in the contract is recorded on the balance sheet and unearned income is amortized over the term of the agreement using the interest method. Revenue from agreements that qualify as operating leases under SFAS 13 is recorded on a straight-line basis over the term of the contract. The LLC bills its customer in arrears. One of the operating leases referred to in Note D contains a guaranteed savings requirement as more fully described in Note F. This requirement could result in additional expense or revenue for the LLC in future years.

Fixed Assets

Fixed assets including capitalized equipment acquired by leases and improvements that significantly add to productive capacity or extend useful life, are recorded at cost. Depreciation expense, including the amortization of capital lease assets, is calculated for financial reporting purposes using the straight-line method based on the estimated useful life of each contract.

New Accounting Standards

In May 2003, the Emerging Issues Task Force (EITF) issued EITF No. 01-8, “Determining Whether an Arrangement Contains a Lease.” This issue is effective for (a) arrangements agreed to or committed to, if earlier, after the beginning of an entity’s next reporting period beginning after May 28, 2003, (b) arrangements modified after the beginning of an entity’s next reporting period beginning after May 28, 2003, and (c) arrangements acquired in business combinations initiated after the beginning of an entity’s next reporting period beginning after May 28, 2003.

The LLC has not entered into any arrangements subsequent to May 28, 2003; however, the LLC has modified two such arrangements subsequent to May 28, 2003. The LLC has reviewed these two arrangements and believes that both arrangements in light of EITF No. 01-8 and has concluded that both arrangements are lease arrangements.

NOTE B – CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following as of June 30, 2003:

Cash in bank	$9,524
Money market accounts	414,420

$423,944

NOTE C – NOTES PAYABLE

The LLC has signed interim construction promissory notes with a bank totaling $988,542 as of June 30, 2003. The notes provide for monthly interest payments computed at the bank’s prime rate. Although these notes technically matured on September 30, 2002, they were informally extended by the LLC’s lender pending the receipt of proceeds of permanent sale-leaseback financing from the above referenced bank. This financing occurred on October 24, 2003. These notes were being used to finance part of $2,500,000 in capital expenditures for projects that were completed in the fourth quarter of fiscal 2003. The LLC received net proceeds of $907,716 when these interim notes were issued. The difference, which amounts to $80,826, was retained by the bank as additional collateral and is shown in the current asset section of the accompanying Balance Sheet as of June 30, 2003. This retained amount was offset against the gross promissory notes balance ($988,542) at the time that the permanent sale-leaseback financing occurred.

NOTE D – LEASES

Equipment Leased to Others

One of the LLC’s agreements with its customer meets the criteria of a direct financing lease. the other agreements are classified as operating leases.

Future minimum lease payments receivable under financing leases and non-cancelable operating leases as of June 30, 2003 and the net investment in the financing leases on that date are as follows:

Year Ending June 30,	Financing Leases	Operating Leases
2004	$175,000	$1,082,186
2005	175,000	1,082,186
2006	175,000	1,082,186
2007	175,000	1,082,186
2008	175,000	1,082,186
Thereafter	3,193,749	13,371,283

Total Minimum lease payments	$4,068,749	$18,782,213

Less: unearned interest income	2,944,048

Net investment in financing leases	$1,124,701

Lease Obligations

The LLC has entered into leases for equipment all of which are classified as capital leases. The LLC has financed the majority of its equipment with the leasing subsidiary of a major bank. Under the terms of these transactions, assets with a cost of approximately $5,550,000 were financed as of June 30, 2003 under three separate “true leases”. As such, the bank/lessor owns the assets for tax purposes and is entitled to claim the tax benefits. The leases are net leases as all of the costs associated with the assets such as maintenance, insurance and property taxes are for the account of the LLC. Under each of these transactions, the LLC can elect to purchase the assets from the lessor at the end of a fixed term. These terms range from 56 to 86 months as of June 30, 2003. The purchase option prices range from 20% to 32.7% of the original cost of the equipment. The weighted average interest rate implicit in the leases is 5.98% per annum. The LLC has accounted for its repayment obligations under these transactions as capital lease obligations. The assets are included in Leased Equipment and Net investment in finance leases and the capital lease obligation is included in Long-term capital lease obligations and current maturities of capital leases on the accompanying Balance Sheet as of June 30, 2003.

At June 30, 2003, future minimum lease payments under these leases are as follows:

Year Ending June 30
2004	$750,743
2005	750,743
2006	750,743
2007	750,743
2008	841,413
Thereafter	2,528,125

Total minimum lease payments	6,372,510
Less amounts representing interest	1,437,157

Present value of net minimum lease payments	4,935,353
Less current maturities	449,829

Long-term capital lease obligations	$4,485,524

NOTE E – GUARANTEED SAVINGS OBLIGATION

Under the terms of a Utilities Requirement Agreement (the “URA”) with its customer, the LLC, among other things, agreed to purchase certain utility assets owned by the customer and to purchase and install certain Utility Conservation Measures (“UCM”) over the course of the following fiscal year. The total cost of the assets acquired and the UCM was approximately $2,500,000. It was believed that the installation of those UCM combined with the LLC’s operations and maintenance capabilities would result in the customer realizing annual savings that was initially targeted to be 5% less than the customer’s cost from the previous fiscal year. But, a pre-condition for the customer agreeing to the URA was that the LLC was required to guarantee those savings immediately upon signing the URA notwithstanding the fact that the vast majority of those savings could not be realized until such time as the UCM had been purchased and installed. Since the UCM were not completed and installed until May 2003, the LLC was not able to generate the level of savings required under the Agreement for the first fiscal period and therefore the LLC incurred a UCM savings obligation of $500,000. This amount is included in accounts payable in the Balance Sheet as of June 30, 2003 and costs of services in the Statement of Operations for the year then ended.

NOTE F – RELATED PARTY TRANSACTIONS

At June 30, 2003 the LLC owed ASI $2,910,008 and APP $36,000. These amounts are included in Accounts payable-related parties in the accompanying balance sheet as of June 30, 2003. The amount owed ASI includes interim billings for construction and project development costs of $ 2,662,231, interest of $ 91,000 and current billings for operations and maintenance services of $156,777. Of the $2,910,008 that was owed as of June 30, 2003, $ 1,000,000 was repaid primarily from the October 24, 2003 financing by the bank referred to in Note C. The amount due APP is for unpaid management fees that are allowed to be charged pursuant to an operating agreement in effect between the two members of the LLC.

As of June 30, 2003, the LLC has advanced APP $610,000 plus accrued interest of $19,343. The advances are evidenced by notes that bear interest at the rate of prime plus 2% per annum. The notes are payable on demand. The total receivable of $629,343 is included in the accompanying balance sheet as of June 30, 2003 and interest income of $19,343 is included in the accompanying statement of operations for the year ended June 30, 2003. The terms of the operating agreement between APP and ASI preclude one member from receiving a dividend or distribution without the other member receiving its allowable share at the same time. At the time that the LLC made the advances to APP, there was not sufficient cash available to make a similar distribution to ASI. In that case, the operating agreement calls for these advances to be evidenced by notes from the member to whom the advances were made.

NOTE G - INCOME TAXES

The LLC is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by or provided for the LLC. Members are taxed individually on their share of the earnings of the LLC. The LLC’s net income or loss is allocated among the members in accordance with the operating agreement in effect between the members. Accordingly, the accompanying financial statements do not reflect a provision for income taxes.

NOTE H – OTHER CASH FLOW INFORMATION

The following table presents certain supplemental information concerning the LLC’s Statements of Cash Flows for the years ended June 30, 2003 and 2002:

	2003	2002
Cash payments for interest	$121,301	$379,014
Construction costs advanced by ASI	$2,858,033	—
Debt proceeds retained by bank	$80,826	—
Lease obligations paid by customers	$308,357	—

NOTE I – SUBSEQUENT EVENT

The Agreement was amended and restated to allow one of the two members, APP, a 51% majority voting interest in the LLC. The amended Agreement is dated and effective as of March 15, 2004.